Exhibit 1a-2c

Skid Row AHP LLC

AUTHORIZING RESOLUTION

Series A Preferred Shares

The undersigned, being all of the members of the Board of Directors (the “Board”) of Skid Row AHP LLC, a Delaware limited liability company (the “Company”), hereby adopt the following as an “Authorizing Resolution” pursuant to section 3.2 of the Limited Liability Company Agreement dated April 15, 2022 (the “LLC Agreement”):

1. Definitions. Capitalized terms that are not otherwise defined in this Authorizing Resolution shall have the meanings given to them in the LLC Agreement.

2. Authorization of Class. The Company shall have the authority to issue up to Fifteen Million (15,000,000) Investor Shares designated as “Series A Preferred Stock” having no par value, with the rights, preferences, powers, privileges and restrictions, qualifications, and limitations set forth in this Authorizing Resolution.

3. Distributions.

3.1. In General. While any shares of Series A Preferred Stock (the “Shares”) remain outstanding, all distributions of the Company, whether from ordinary operating income or the sale or other disposition of capital assets, shall be made in the following order of priority, after deduction for all expenses and costs:

3.1.1. First, the Company shall distribute to each Series A Stockholder (an “Investor”) an amount equal to the Series A Preferred Return with respect to the Shares of Series A Preferred Stock owned by such Investor;

3.1.2. Second, the Company shall distribute to each Investor an amount equal to the Unreturned Investment with respect to the Shares of Series A Preferred Stock owned by such Investor; and

3.1.3. Third, the Company shall distribute the balance to the holders of the Company’s Common Shares or a different series of Preferred Stock, authorized by the Board after the date of this Authorizing Resolution.

3.2. Return of Capital Contribution. The Company shall endeavor to return the entire Capital Contribution of each Investor by way of distributions pursuant to section 3.1, no later than the fifth (5th) anniversary of such Capital Contribution.

3.3. Definitions. The following definitions shall apply for purposes of this Authorizing Resolution:

3.3.1. “Affiliated Person” means American Homeowner Preservation LLC, any Director or officer of the Company, and any person who would be treated as related to any such person under section 267(b) or section 707(b) of the Internal Revenue Code of 1986.

3.3.2. “Capital Contributions” means the total amount paid by the original subscriber of such Shares.

3.3.3. “Series A Preferred Return” of an Investor means an amount such that, as of the date of any distribution, the total amount paid with respect to the Shares owned by such Investor, including all amounts paid to any previous owners of such Shares, yields a compounded return of eight percent (8%) with respect to the Unreturned Investment of such Shares since the date such Shares were originally issued by the Company.

3.3.4. “Unreturned Investment” means, with respect to Shares of Series A Preferred Stock, the Capital Contribution of such Shares reduced by previous distributions made with respect to such Shares pursuant to section 3.1.2.

3.4. Calculations. All calculations required by this section 3 shall be made by an accounting firm selected by the Board, and, in the absence of fraud, its calculation shall be final and not subject to dispute.

4. Price. Initially, the Series A Preferred Stock shall be offered to the public for Ten Dollars ($10.00) for each Share of Series A Preferred Stock. The price may be increased or decreased by the Board in its sole discretion.

5. Manner of Offering. Initially, the Shares shall be offered to the public in an offering under Tier 2 of Regulation A issued by the Securities and Exchange Commission. However, Shares may also be offered and sold publicly or privately in other offerings as determined by the Board.

6. Cancellation of Shares. Once distributions have been made pursuant to Section 3.1.2 equal to the entire Unreturned Investment with respect to Shares of Series A Preferred Stock, such Shares shall be cancelled for all purposes. Without limiting the foregoing sentence, (i) no further distributions shall be made with respect to such Shares; and (ii) ownership of such Shares shall not cause any person to be treated as an Investor.

7. Right to Request Purchase of Shares.

7.1. In General. Subject to the provisions of this section 7, by giving notice to the Company, an Investor may request that the Company purchase, or arrange for the purchase of, all or any number of the Shares of Series A Preferred Stock owned by such Investor. If such notice does not otherwise provide, it shall be deemed to be a request for the sale of all, but not less than all, of the Shares owned by such Investor. If such notice is received by the fifteenth (15th) day of a calendar month, the Company shall use commercially reasonable efforts to arrange for such purchase by the end of such month; if such notice is after the fifteenth (15th) day of a month, the Company shall use commercially reasonable efforts to arrange for such purchase by the end of the following month.

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7.2. Limitations. In seeking to accommodate a request made pursuant to section 7.1, the Company shall not be required to (i) purchase the Shares for its own account, (ii) borrow money or dispose of assets to fund such purchase, (iii) purchase or arrange for the purchase of more than twenty-five percent (25%) of an Investor’s Shares, (iv) purchase or arrange for the purchase of more than five percent (5%) of the Investor Shares then issued and outstanding, or (v) take any other action that would, in the sole discretion of the Company, be adverse to the interests of the Company or its other Members.

7.3. Legal Limitation. The Company shall not be obligated to seek to arrange for the purchase of Shares that the Company would not legally be permitted to redeem under Delaware law.

7.4. Priority. The Company shall consider requests made pursuant to section 7.1 in the order in which such requests are received.

7.5. Failure to Purchase. If the Company is unable to purchase or arrange for the purchase of Series A Preferred Stock as provided in this section by the dates specified in section 7.1, the Investor may either rescind his, her, or its request or maintain the request for the following month.

7.6. Price. Unless otherwise agreed in writing between the selling Investor and the buyer, the price of Series A Preferred Stock purchased and sold pursuant to this section 7 shall be equal to the balance of the Investor’s Unreturned Investment relating to such Shares, subject to certain limitations as follows:

7.6.1. If the sale occurs within one (1) year following the date the Investor acquired the Shares being sold, the purchase price shall be reduced by an amount sufficient to reduce the Investor’s annualized Series A Preferred Return through the date of the repurchase from eight percent (8%) to six percent (6%) to the extent the Investor has received distributions of the Series A Preferred Return.

7.6.2. If the sale occurs more than one (1) year but less than two (2) years from date of acquisition, the annualized Series A Preferred Return will be reduced from eight percent (8%) to seven percent (7%). For purposes of this provision, the shares purchased first in time will be treated as being sold first for purposes of calculating the applicable holding period.

7.7. Development of Redemption Plan. The Company may, but shall not be required to, develop a written plan for the redemption of Shares containing such rules, requirements, and restrictions as the Company may determine in its sole discretion.

8. Amendment of Rights. Subject to section 9, the Company shall not amend, alter or repeal the preferences, special rights, or other powers of the Series A Preferred Stock so as to affect adversely Series A Preferred Stock vis-à-vis the Common Shares or any other series of Investor Shares, without the consent of the holders of a majority of the then-outstanding Series A Preferred Stock.

9. Other Classes. The Company may issue one or more series of Investor Shares with rights superior to those of the Series A Preferred Stock provided that shares of such series may not be owned by any Affiliated Person. Without limiting the preceding sentence, the Company may issue a series of Investor Shares whose holders have the right to receive distributions before any distributions are made to the holders of the Series A Preferred Stock.

10. Preemptive Rights. Holders of the Series A Preferred Stock shall have no preemptive rights or other rights to subscribe or purchase additional securities of the Company.

11. Voting Rights. The Series A Preferred Stock shall have no voting rights.

DATED: April 15, 2022

By
Jorge P. Newbery, Director

By
Joanne Cordero, Director

By
Adam Henderson, Director

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